SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

●	Press release dated August 23, 2021 announcing results for the quarter ended June 30, 2021
●	Second quarter 2021 earnings call presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2021
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Ferroglobe Reports Results for the Second Quarter 2021

Sales of $418.5 million, Adjusted EBITDA of $34.1 million, and return to positive net income

●	Q2 sales of $418.5 million, up 15.8% compared to $361.4 million in Q1 2021, and up 67.4% compared to $250.0 million in Q2 2020
●	Adjusted EBITDA of $34.1 million, up 54.5% compared to $22.1 million in Q1 2021, and up 52.1% compared to $22.4 million in Q2 2020
●	Q2 marks a return to positive net profit of $0.7 million compared to net loss of ($68.5) million in Q1 2021, and ($14.0) million in Q2 2020
●	Positive operating cash flow of $37.8 million and a return to positive net cash flow of $21.6 million
●	Working capital increase of marginally $0.6 million in Q2 2021; increased efficiency supporting flat level of working capital despite the ramp-up in activity
●	Improved production costs mainly driven by higher fixed cost absorption, and focused initiatives targeting key technical metrics
●	Completion and funding of financiang transactions (extension of bond maturity and issuance of the new super senior secured notes and equity) on July 30, 2021

LONDON, August 23, 2021 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading producer globally of silicon metal, silicon-based and manganese-based specialty alloys, today announced results for the second quarter 2021.

Q2 2021 Earnings Highlights

In Q2 2021, Ferroglobe posted a net profit of $0.7 million, or $0.01 per share on a fully diluted basis. On an adjusted basis, the Q2 2021 net profit was $3.0 million, or $0.02 per share on a fully diluted basis.

Q2 2021 reported EBITDA was $31.9 million, up from ($18.9) million in the prior quarter. On an adjusted basis, Q2 2021 EBITDA was $34.1 million, up from adjusted EBITDA of $22.1 million in Q1 2021. The Company reported an adjusted EBITDA margin of 8.1% for Q2 2021, compared to 6.1% for Q1 2021.

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended	Year Ended
$,000 (unaudited)	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Sales	$418,538	$361,390	$250,004	$779,928	$561,226
Net profit (loss)	$730	$(68,517)	$(14,035)	$(67,787)	$(63,093)
Diluted EPS	$0.01	$(0.40)	$(0.07)	$(0.39)	$(0.35)
Adjusted net income (loss) attributable to the parent	$2,964	$(18,172)	$(11,064)	$(15,208)	$(48,777)
Adjusted diluted EPS	$0.02	$(0.12)	$(0.07)	$(0.10)	$(0.29)
Adjusted EBITDA	$34,088	$22,069	$22,413	$56,157	$4,796
Adjusted EBITDA margin	8.1%	6.1%	9.0%	7.2%	0.9%

Marco Levi, Ferroglobe’s Chief Executive Officer, commented, “The second quarter results reflect a strong improvement in our overall performance and marks the return to profitability, an important goal for this year.  Both the top line and bottom line continue to strengthen due to successful execution of the strategic plan, as well as the overall robustness across our all of our markets.”  Dr. Levi added, “As we look towards the back half of the year, we will keep the momentum going on all fronts to capitalize on the market opportunities and successfully execute some critical initiatives underpinning the strategic plan.  Collectively, these efforts support the focus on improving the core of our business and ensuring a stronger and more profitable Company.”

Cash Flow and Balance Sheet

Cash generated from operations during Q2 2021 was $37.8 million, and the Company returned to positive net cash flow of $21.6 million during the quarter.

Working capital only increased by $0.6 million, from $334.3 million as of June 30, 2021 to $333.7 million as of March 31, 2021. Increased emphasis on operational and financial efficiencies resulted in this relatively flat level of working capital despite the ramp-up in activity.

Net debt was $358 million as of June 30, 2021, up from $334 million as of March 31, 2021. This is primarily attributable to the initial $40 million tranche raised during the quarter, of an aggregate $60 million of the new super senior secured.  The subsequent $20 million tranche was closed and funded in the third quarter.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “This marks an important quarter for the Company.  The return to positive net income and positive net cash flow validates the on-going efforts to turnaround our financial performance.  However, we remain far from reaching the full potential of this business.  Our top line is not fully benefiting from the current market prices across our product portfolio as we have fixed price contracts which begin to roll off during the back half of the year.  Furthermore, we had a number of one-off, non-recurring expenses which also adversely impacted our margins.  We remain extremely focused on cost management, particularly to off-set inflationary pressures on energy pricing, mainly in Europe.  These factors will collectively drive an acceleration in our performance and cash generation during the remainder of the year.”  Ms. García-Cos added, “The comprehensive financing we completed in July now provides the financial support to execute on important elements of the transformation plan and ensures a capital structure that provides the operational flexibility to capitalize on this strong market backdrop.”

COVID-19

COVID-19 has been and continues to be a complex and evolving situation, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, at various times and to varying degrees, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation; limitations on the size of in-person gatherings, restrictions on freight transportations, closures of, or occupancy or other operating limitations on work facilities, and quarantines and lock-downs.

As a result of this pandemic and the strict confinement and other public health measures taken around the world, the demand for our products in the second and third quarters of 2020 was reduced significantly compared with the first and fourth quarters of the year. During the fourth quarter of 2020, demand level for our products increased to levels similar to those prior to the outbreak. In first and second quarter of 2021, demand for our products has increased even further than in the fourth quarter of 2020. However, COVID-19 has negatively impacted, and will in the future negatively impact to an extent we are unable to predict, our revenues.

Subsequent events

On July 30, 2021, the Company announces the occurrence of “Transaction Effective Date” under Lock-up agreement dated March 27, 2021 and completion of the financing transactions.  The financing consisted of:

(i)	Extension of the maturity date of the Notes from March 31, 2022 to December 31, 2025

(ii)	Issuance of $60 million of new senior secured notes, and

(iii)	$40 million of equity issuance

Discussion of Second Quarter 2021 Results

The financial results presented for the second quarter are unaudited.

Sales

Sales for Q2 2021 were $418.5 million, an increase of 15.8% compared to $361.4 million in Q1 2021.

	Quarter Ended	Quarter Ended		Quarter Ended		Six months Ended	Six months Ended
	June 30, 2021	March 31, 2021	Change	June 30, 2020	Change	June 30, 2021	June 30, 2020	Change
Shipments in metric tons:
Silicon Metal	67,322	61,275	9.9%	47,884	40.6%	128,597	101,205	27.1%
Silicon-based Alloys	65,222	61,604	5.9%	39,479	65.2%	126,826	100,411	26.3%
Manganese-based Alloys	68,323	72,609	(5.9)%	55,290	23.6%	140,932	129,014	9.2%
Total shipments*	200,867	195,488	2.8%	142,653	40.8%	396,355	330,630	19.9%

Average selling price ($/MT):
Silicon Metal	$2,347	$2,285	2.7%	$2,215	5.9%	$2,317	$2,213	4.7%
Silicon-based Alloys	$1,830	$1,665	9.9%	$1,537	19.0%	$1,750	$1,499	16.7%
Manganese-based Alloys	$1,414	$1,174	20.5%	$1,088	30.0%	$1,290	$1,022	26.2%
Total*	$1,862	$1,677	11.0%	$1,591	17.0%	$1,770	$1,531	15.6%

Average selling price ($/lb.):
Silicon Metal	$1.06	$1.04	2.4%	$1.00	5.9%	$1.05	$1.00	4.7%
Silicon-based Alloys	$0.83	$0.76	9.2%	$0.70	19.0%	$0.79	$0.68	16.7%
Manganese-based Alloys	$0.64	$0.53	21.0%	$0.49	30.0%	$0.59	$0.46	26.2%
Total*	$0.84	$0.76	11.0%	$0.72	17.0%	$0.80	$0.69	15.6%

* Excludes by-products and other

Sales Prices & Volumes By Product

During Q2 2021, the average selling prices across our product portfolio increased by 11.0% versus Q1 2021. During the quarter,  the average selling prices of silicon metal increased 2.7%, silicon-based alloys prices increased 9.9%, and manganese-based alloys prices increased 20.5%.

Overall sales volumes in Q2 increased  by 2.8% versus the prior quarter. During the quarter, the shipmentsof silicon metal increased 9.9%, silicon-based alloys shipments increased 5.9%, and manganese-based alloys shipments decreased 5.9% versus Q1 2021.

Cost of Sales

Cost of sales was $267.9 million in Q2 2021, an increase from $250.2 million in the prior quarter. Cost of sales as a percentage of sales decreased to 64.0% in Q2 2021 versus 69.2% for Q1 2021. This improvement is primarily attributable to higher sales  and a reclassification from this account to Other operating expenses to conform the group presentation.

Other Operating Expenses

Other operating expenses amounted to $57.6 million in Q2 2021, an increase from $36.8 million in the prior quarter. The increase in these expenses was mainly due to the impact of the European free CO2 rights for 2021. The free allowance of these CO2 rights are recognized in Other Operating Income.

Net Loss Attributable to the Parent

In Q2 2021, net profit attributable to the Parent was $1.9 million, or $0.01 per diluted share, compared to a net loss attributable to the Parent of $67.4 million million, or ($0.40) per diluted share in Q1 2021.

Adjusted EBITDA

In Q2 2021, adjusted EBITDA was $34.1 million, or 8.1% of sales, up 54.5% compared to adjusted EBITDA of $22.1 million, or 6.1% of sales in Q1 2021. The increase in the Q2 2021 Adjusted EBITDA is primarily driven by the improvement in average realized prices across the product portfolio.

Conference Call

Ferroglobe management will review the first quarter during a conference call at 9:00 a.m. Eastern Time on August 24, 2021.

The dial-in number for participants in the United States is + 1 877-293-5491 (conference ID: 7458760). International callers should dial + 1 914-495-8526 (conference ID: 7458760). Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast available at https://edge.media-server.com/mmc/p/hqshmr5i

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon-based and manganese-based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Gaurav Mehta
Executive Vice President – Investor Relations
Email:   investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

Email:   corporate.comms@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Sales	$418,538	$361,390	$250,004	$779,928	$561,226
Cost of sales	(267,939)	(250,165)	(153,291)	(518,104)	(396,651)
Other operating income	37,105	1,913	10,160	39,018	17,928
Staff costs	(63,197)	(95,267)	(48,912)	(158,464)	(104,009)
Other operating expense	(93,171)	(36,835)	(35,953)	(130,006)	(76,020)
Depreciation and amortization charges, operating allowances and write-downs	(23,523)	(25,285)	(27,459)	(48,808)	(56,127)
Other (loss) gain	608	66	86	674	(586)
Operating profit (loss)	8,421	(44,183)	(5,365)	(35,762)	(54,239)
Net finance expense	(11,178)	(15,864)	(16,693)	(27,042)	(33,177)
Financial derivatives gain	—	—	—	—	3,168
Exchange differences	3,237	(9,314)	2,634	(6,077)	5,069
Profit (loss) before tax	480	(69,361)	(19,425)	(68,881)	(79,179)
Income tax benefit	250	844	5,390	1,094	16,086
Profit (loss) for the period	730	(68,517)	(14,035)	(67,787)	(63,093)
Profit attributable to non-controlling interest	1,180	1,135	1,928	2,315	3,087
Profit (loss) attributable to the parent	$1,910	$(67,382)	$(12,107)	$(65,472)	$(60,006)

EBITDA	$31,944	$(18,898)	$22,094	$13,046	$1,888
Adjusted EBITDA	$34,088	$22,069	$22,413	$56,157	$4,796

Weighted average shares outstanding
Basic	169,298	169,291	169,254	169,295	169,252
Diluted	169,298	169,291	169,254	169,295	169,252

Profit (loss) per ordinary share
Basic	$0.01	$(0.40)	$(0.07)	$(0.39)	$(0.35)
Diluted	$0.01	$(0.40)	$(0.07)	$(0.39)	$(0.35)

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	June 30,	March 31,	December 31
	2021	2021	2020
ASSETS
Non-current assets
Goodwill	$29,702	$29,702	$29,702
Other intangible assets	87,556	25,891	20,756
Property, plant and equipment	587,602	593,355	620,034
Other non-current financial assets	5,329	4,984	5,057
Deferred tax assets	62	620	—
Non-current receivables from related parties	2,377	2,345	2,454
Other non-current assets	13,960	11,765	11,904
Total non-current assets	726,588	668,662	689,907
Current assets
Inventories	239,750	228,145	246,549
Trade and other receivables	283,990	276,633	242,262
Current receivables from related parties	3,105	3,063	3,076
Current income tax assets	8,826	12,277	12,072
Other current financial assets	1,003	1,004	1,008
Other current assets	57,219	45,028	20,714
Current restricted cash and cash equivalents	6,149	6,069	28,843
Cash and cash equivalents	99,940	78,298	102,714
Total current assets	699,982	650,517	657,238
Total assets	$1,426,570	$1,319,179	$1,347,145

EQUITY AND LIABILITIES
Equity	$299,469	$298,974	$365,719
Non-current liabilities
Deferred income	37,570	2,733	620
Provisions	107,501	106,220	108,487
Bank borrowings	4,871	5,042	5,277
Lease liabilities	12,995	11,942	13,994
Debt instruments	386,060	347,310	346,620
Other financial liabilities	37,608	37,530	29,094
Other non-current liabilities	16,955	16,727	16,767
Deferred tax liabilities	23,956	26,834	27,781
Total non-current liabilities	627,516	554,338	548,640
Current liabilities
Provisions	102,269	97,521	55,296
Bank borrowings	85,015	73,965	102,330
Lease liabilities	8,709	7,596	8,542
Debt instruments	10,858	2,656	10,888
Other financial liabilities	23,732	24,983	34,802
Payables to related parties	6,131	5,042	3,196
Trade and other payables	189,449	171,052	149,201
Current income tax liabilities	513	3,947	2,538
Other current liabilities	72,909	79,105	65,993
Total current liabilities	499,585	465,867	432,786
Total equity and liabilities	$1,426,570	$1,319,179	$1,347,145

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars)

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Cash flows from operating activities:
Profit (loss) for the period	$730	$(68,517)	$(14,035)	$(67,787)	$(63,093)
Adjustments to reconcile net (loss) profit to net cash used by operating activities:
Income tax (benefit) expense	(250)	(844)	(5,390)	(1,094)	(16,086)
Depreciation and amortization charges, operating allowances and write-downs	23,523	25,285	27,459	48,808	56,127
Net finance expense	11,178	15,864	16,693	27,042	33,177
Financial derivatives loss (gain)	—	—	—	—	(3,168)
Exchange differences	(3,237)	9,314	(2,634)	6,077	(5,069)
Net loss (gain) due to changes in the value of asset	(243)	(21)	—	(264)	—
Gain on disposal of non-current assets	—	(43)	—	(43)	—
Share-based compensation	673	213	704	886	1,426
Other adjustments	(366)	(2)	(85)	(368)	586
Changes in operating assets and liabilities				—	—
(Increase) decrease in inventories	(8,770)	11,446	(12,471)	2,676	39,106
(Increase) decrease in trade receivables	(8,625)	(41,692)	45,537	(50,317)	129,369
Increase (decrease) in trade payables	16,184	26,152	(4,875)	42,336	(30,379)
Other	8,214	41,179	(16,286)	49,393	(27,884)
Income taxes paid	(1,178)	(57)	3,522	(1,235)	13,641
Net cash provided (used) by operating activities	37,833	18,277	38,139	56,110	127,753
Cash flows from investing activities:
Interest and finance income received	128	35	85	163	339
Payments due to investments:				-
Acquisition of subsidiary	—	—	—	—	—
Other intangible assets	(40,997)	(3,486)	—	(44,483)	—
Property, plant and equipment	(3,245)	(5,683)	(5,056)	(8,928)	(9,662)
Other	—	—	—	—	—
Disposals:		—		—	—
Disposal of subsidiaries	—	—	—	—	—
Other non-current assets	543	—	—	543	—
Other	—	—	—	—	—
Net cash (used) provided by investing activities	(43,571)	(9,134)	(4,971)	(52,705)	(9,323)
Cash flows from financing activities:
Dividends paid	—	—	—	—	—
Payment for debt issuance costs	(11,093)	(6,598)	(279)	(17,691)	(1,855)
Repayment of hydro leases	—	—	—	—	—
Proceeds from debt issuance	40,000	—	—	40,000	—
Increase/(decrease) in bank borrowings:		—		—	—
Borrowings	149,945	127,690	—	277,635	—
Payments	(144,983)	(157,464)	(20,680)	(302,447)	(65,560)
Proceeds from stock option exercises	—	—	—	—	—
Amounts paid due to leases	(3,157)	(2,856)	(2,418)	(6,013)	(4,879)
Other amounts received/(paid) due to financing activities	—	—	—	—	3,608
Payments to acquire or redeem own shares	—	—	—	—	—
Interest paid	(3,333)	(17,015)	(1,131)	(20,348)	(19,955)
Net cash (used) provided by financing activities	27,379	(56,243)	(24,508)	(28,864)	(88,641)
Total net cash flows for the period	21,641	(47,100)	8,660	(25,459)	29,789
Beginning balance of cash and cash equivalents	84,367	131,557	144,489	131,557	123,175
Exchange differences on cash and cash equivalents in foreign currencies	81	(90)	93	(9)	278
Ending balance of cash and cash equivalents	$106,089	$84,367	$153,242	$106,089	$153,242
Cash from continuing operations	99,940	78,298	124,876	99,940	124,876
Current/Non-current restricted cash and cash equivalents	6,149	6,069	28,366	6,149	28,366
Cash and restricted cash in the statement of financial position	$106,089	$84,367	$153,242	$106,089	$153,242

Adjusted EBITDA ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Profit (loss) attributable to the parent	$1,910	$(67,382)	$(12,107)	$(65,472)	$(60,006)
Profit (loss) attributable to non-controlling interest	(1,180)	(1,135)	(1,928)	(2,315)	(3,087)
Income tax (benefit) expense	(250)	(844)	(5,390)	(1,094)	(16,086)
Net finance expense	11,178	15,864	16,693	27,042	33,177
Financial derivatives loss (gain)	—	—	—	—	(3,168)
Exchange differences	(3,237)	9,314	(2,634)	6,077	(5,069)
Depreciation and amortization charges, operating allowances and write-downs	23,523	25,285	27,459	48,808	56,127
EBITDA	31,944	(18,898)	22,093	13,046	1,888
Restructuring and termination costs	2,144	40,967	—	43,111	—
Energy: France	—	—	(55)	—	70
Staff Costs: South Africa	—	—	—	—	155
Other Idling Costs	—	—	375	—	2,683
Adjusted EBITDA	$34,088	$22,069	$22,413	$56,157	$4,796

Adjusted profit attributable to Ferroglobe ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Profit (loss) attributable to the parent	$1,910	$(67,382)	$(12,107)	$(65,472)	$(60,006)
Tax rate adjustment	(404)	21,352	826	20,948	9,250
Impairment	—	—	—	—	—
Restructuring and termination costs	1,458	27,858	—	29,315	—
Energy: France	—	—	(37)	—	48
Energy: South Africa	—	—	—	—	—
Staff Costs: South Africa	—	—	—	—	105
Other Idling Costs	—	—	255	—	1,824
Tolling agreement	—	—	—	—	—
Adjusted profit (loss) attributable to the parent	$2,964	$(18,172)	$(11,064)	$(15,208)	$(48,777)

Adjusted diluted profit per share:

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Diluted profit (loss) per ordinary share	$0.01	$(0.40)	$(0.07)	$(0.39)	$(0.35)
Tax rate adjustment	(0.00)	0.12	0.00	0.12	0.05
Restructuring and termination costs	0.01	0.16	—	0.17	—
Energy: France	—	—	(0.00)	—	0.00
Energy: South Africa	—	—	—	—	—
Staff Costs: South Africa	—	—	—	—	0.00
Other Idling Costs	—	—	0.00	—	0.01
Tolling agreement	—	—	—	—	—
Adjusted diluted profit (loss) per ordinary share	$0.02	$(0.12)	$(0.07)	$(0.10)	$(0.29)

Advancing Materials Innovation NASDAQ: GSM Second Quarter 2021 Results August 24th 2021 1 ferroglobe

Forward-Looking Statements and non-IFRS Financial Metrics 2 This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated August 23, 2021 accompanying this presentation, which is incorporated by reference herein. 2 Ferroglobe

TABLE OF CONTENTS I. Q2 2021 Business Review II. Q2 2021 Financial Review III. Update on Strategic Plan IV. Appendix — Supplemental Information

OPENING REMARKS 4 Q2 reflects an acceleration in our overall performance due to robust market conditions and execution of the strategic plan, contributing to a return to positive net profit Quarterly results adversely impacted by several one-off cost items, as well as higher energy costs Successful completion of the financing provides a strong foundation for continued execution of key strategic initiatives going into 2H 4 Ferroglobe

I. Q2 2021 Business Review

KEY HIGHLIGHTS 6 Q2-21 results: Sales of $418.5 million, compared to $361.4 million in Q1-21, and $250.0 million in Q2-20 Adjusted EBITDA of $34.1 million compared to $22.1 million in Q1-21, and $22.4 million in Q2-20 Return to positive net profit of $0.7 million, compared to net loss of $(68.5) million in Q1-21, and $(14.0) million in Q2-20 Positive operating cash flow of $37.8 million and return to positive net cash flow of $21.6 million Key drivers impacting quarterly results: Strong pricing across all product categories Pockets of inflationary cost pressures, mainly energy in Europe Working capital $334.3 million at end of Q2-21, an increase of $0.6 million, from the Q1-21 balance of $333.7 million Increased efficiency supporting flat level of working capital despite the ramp-up in activity Net debt increased by $23.7 million with a balance of $358.0 million as of Jun. 30, 2021 from the Mar. 31, 2021 balance of $334.3 million Issued an initial $40 million of an aggregate $60 million of the new super senior secured notes during Q2 Cash balance of $106.1 million in Q2-21, an increase of $22.1 million, from $84 million in the prior quarter 6 Ferroglobe

PRODUCT CATEGORY SNAPSHOT Silicon Metal 7 Sequential quarters EBITDA evolution ($m) Commentary Volume trends Pricing trends ($/mt) Average realized price up 2.7% during the quarter Volumes increased by 9.9% based in capacity increase Cost increase driven by rising energy price in Spain, ($3.8mm) and higher raw materials (coal, coke and wood) prices in the U.S. ($0.9mm) million – partially offset by improved fixed cost absorption ($0.6 mm) and positive impact from local levy adjustment ($1.6 mm) Robust demand across chemicals and aluminum expected to continue for the remainder of 2021 54,084 60,225 63,113 53,321 47,884 51,215 54,912 61,275 67,322 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 1,500 1,700 1,900 2,100 2,300 2,500 2,700 2,900 3,100 3,300 3,500 US Index ($) EU Index ($) Ferroglobe Avg Price ($) 7 Ferroglobe 14.8 1.4 4.2 (2.5) 17.8 Q1-21 Volume Price Cost Q2-21 Sequential quarters EBITDA evolution ($m) Pricing trends ($/mt) Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 Dec-19 Jan-20 Feb-20 Mar-20 Apr-20 May-20 Jun-20 Jul-20 Aug-20 Sep-20 Oct-20 Nov-20 Dec-20 Jan-21 Feb-21 Mar-21 Apr-21 May-21 Jun-21 7 Ferroglobe

PRODUCT CATEGORY SNAPSHOT Silicon-Based Alloys 8 Volume trends Pricing trends ($/mt) Sequential quarters EBITDA evolution ($m) Commentary Average realized selling price up 9.9% Volume increased by 5.9%, driven primarily by ferrosilicon (steel) followed by foundry (auto) Cost increase predominantly resulting from higher energy and raw material prices: Spanish facilities ($4.0mm), South African facility ($2.5mm), and Argentinian facility ($0.6mm) Lower fixed cost absorption due to an idled plant in France ($1.6mm) Solid steel demand fundamentals – infrastructure projects, automotive sector, industrial machinery etc. 79,264 69,879 64,485 60,932 39,479 42,449 57,351 61,604 65,222 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 900 1,400 1,900 2,400 2,900 FeSi US Index ($) Si Alloys FG Avg. Selling Price ($) FeSi EU Index ($) 10.1 0.8 11.3 (9.4) 12.8 Q1-21 Volume Price Cost Q2-21 Sequential quarters EBITDA evolution ($m) Pricing trends ($/mt) Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 Dec-19 Jan-20 Feb-20 Mar-20 Apr-20 May-20 Jun-20 Jul-20 Aug-20 Sep-20 Oct-20 Nov-20 Dec-20 Jan-21 Feb-21 Mar-21 Apr-21 May-21 Jun-21 8 Ferroglobe

PRODUCT CATEGORY SNAPSHOT Manganese-Based Alloys 9 Volume trends Pricing trends ($/mt) Sequential quarters EBITDA evolution ($m) Commentary Average realized selling price up 20.5% Volume decline of 5.9% driven by delays in shipping out finished goods Improved fixed cost absorption were offset by increasing costs, primarily energy in Spain ($5.8mm) and manganese ore and coal ($7.1mm) Overall spread levels remain above historical highs Positive near-term fundamentals supported by low inventory levels and high steel demand 99,555 93,996 95,235 73,724 55,290 53,980 78,611 72,609 68,323 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 900 1,100 1,300 1,500 1,700 1,900 FeMn EU HC 76% Mn EXW ($) SiMn EU 65% Mn DDP ($) Mn Alloys FG Avg. Selling Price ($) 10.0 (0.3) 16.5 (10.4) 15.7 Q1-21 Volume Price Cost Q2-21 Sequential quarters EBITDA evolution ($m) Pricing trends ($/mt) Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 Dec-19 Jan-20 Feb-20 Mar-20 Apr-20 May-20 Jun-20 Jul-20 Aug-20 Sep-20 Oct-20 Nov-20 Dec-20 Jan-21 Feb-21 Mar-21 Apr-21 May-21 Jun-21 9 Ferroglobe

II. Q2 2021 Financial Review

INCOME STATEMENT SUMMARY Q2-21 vs. Q1-21 11 Sales increase driven by higher average prices (10%) and increase in volumes (6%) Cost of sales as a % of sales was lower than previous quarter as a result of the improvement in sale prices and a reclassification from this account to Other operating expense Other operating income and Other operating expense includes the impact of the European free CO2 rights for 2021 Staff cost in Q1 included the restructuring cost for the Footprint Optimization initiative Net finance in Q1 included the finance expense related to the cancellation of the ABL FX gains of $3.2m in Q2-21 mainly driven by the strengthen of the EUR against the USD ($'000) Q2-21 Q1-21 vs Q Sales 418,538 361,390 16% Cost of sales (267,939) (250,165) (7)% Cost of sales % 64% 69% (8)% Other operating income 37,105 1,913 1840% Staff costs (63,197) (95,267) 34% Other operating expense (93,171) (36,835) (153)% Depreciation and amortization (23,523) (25,285) 7% Operating profit/(loss) before adjustments 7,813 (44,249) 118% Others 608 66 821% Operating profit/(loss) 8,421 (44,183) 119% Net finance expense (11,178) (15,864) 30% FX differences & other gains/losses 3,237 (9,314) 135% Profit/(loss) before tax 480 (69,361) 101% Income tax 250 844 (70)% Profit/(loss) 730 (68,517) 101% Profit/(loss) attributable to non-controlling interest 1,180 1,135 4% Profit/(loss) attributable to the parent 1,910 (67,382) 103% EBITDA 31,944 (18,898) 269% Adjusted EBITDA 34,087 22,069 54% Adjusted EBITDA % 8% 6% 33% 11 Ferroglobe

ADJUSTED EBITDA BRIDGE Q1-21 to Q2-21 ($m) 12 Volume: 6% increase vs prior quarter, attributable to stronger silicon metal and silicon-based alloys demand, partially offset by manganese based alloys Price: Average realized selling price for the main products increased 11% vs prior quarter on the back of strong fundamentals across all key end markets Cost increased mainly driven by Spanish energy cost by $14m followed by raw material inflation and plant idling cost in France 22.1 2.7 36.4 (27.4) (0.4) 0.6 (0.1) 34.1 Q1-21 Volume Price Cost Head Offivers Non-case business Non recurrent Items Q2-21 12 Ferroglobe

BALANCE SHEET SUMMARY 13 Unaudited Financial Statements Gross debt excludes bank borrowings on factoring program at Jun. 30 2021 and Dec. 31, 2020 , and on the A/R securitization at Jun. 30, 2020 Cash and restricted cash includes the following as at the respective period ends: Jun. 30, 2020 – Unrestricted cash of $86 million, and non-current restricted cash and cash equivalents of $28.3 million Mar. 31, 2021 – Unrestricted cash of $78.3 million, and current, non-current restricted cash and cash equivalents of $6.0 million Jun. 30, 2021 – Unrestricted cash of $99.9 million, and current, non-current restricted cash and cash equivalents of $6.0 million ($’000) Q2-211 Q1-211 Q2-201 Cash and Restricted Cash3 106,089 84,367 153,276 Total Assets 1,426,570 1,319,158 1,481,602 Gross Debt2 464,078 418,647 451,354 Net Debt 358,138 334,279 298,078 Book Equity 299,469 298,974 519,974 Total Working Capital 334,292 333,772 321,421 Net Debt / Adjusted EBITDA 2.6x 3.8x n.m Net Debt / Total Assets 25.1% 25.3% 20.1% Net Debt / Capital 54.5% 52.8% 36.4% 1. 2. 3. Ferroglobe

CASH FLOW SUMMARY 14 Free cash flow is defined as ‘Cash Flow From Operating Activities’ less ‘Payments for Capital Expenditure’ $’000 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 EBITDA 22,093 (12,242) (630) (18,898) 31,943 Non-cash items 620 33,379 2,014 36,563 65 Changes in Working capital 11,904 2,484 3,320 668 7,003 Changes in Accounts Receivables 45,537 (4,731) (53,604) (41,692) (8,625) Changes in Accounts Payable (4,875) (20,359) (4,667) 26,152 16,184 Changes in Inventory (12,471) 3,725 71,754 11,446 (8,770) Securitization and others (16,287) 23,849 (10,163) 4,762 8,214 Less Cash Tax Payments 3,522 (633) (1,177) (57) (1,178) Operating cash flow 38,139 22,988 3,527 18,277 37,833 Cash-flow from Investing Activities (4,971) (8,410) (14,207) (9,134) (43,571) Cash-flow from Financing Activities (24,508) (19,979) (4,713) (56,243) 27,379 Bank Borrowings - 8,022 169,571 127,690 149,945 Bank Payments (20,680) (7,800) (161,936) (157,464) (144,983) Other amounts paid due to financing activities (2,418) (2,463) (9,444) (2,856) (3,157) Payment of debt issuance costs (279) (608) (2,077) (6,598) (11,093) Proceeds from debt issuance - - - - 40,000 Interest Paid (1,131) (17,130) (827) (17,015) (3,333) Net cash flow 8,660 (5,401) (15,393) (47,100) 21,641 Total cash * (Beginning Bal.) 144,489 153,242 147,425 131,557 84,367 Exchange differences on cash and cash equivalents in foreign currencies 93 (416) (475) (90) 81 Total cash * (Ending Bal.) 153,242 147,425 131,557 84,367 106,089 Free cash flow1 33,083 14,300 (10,693) 9,108 (6,409) 1. 14 Ferroglobe

FINANCING UPDATE 15 Subsequent Events: July 30th marked the “Transaction Effective Date” under the lock-up agreement date March 27th Completion of the following financing transactions: Extension of the maturity of the prior Senior Notes from March 31, 2022 to December 31, 2025, — 98.588% of the prior notes exchanged Issuance of $60 million of new Super Senior Secured Notes — $40 million closed on May 18, 2021 — $20 million closed on July 30, 2021 Issuance of $40 million in new equity (i) (ii) (iii) 15 Ferroglobe

III. Update on Strategic Plan

strategic plan delivery during 1h-21 Footprint Optimization — process in Spain complete — restructuring process in France still underway Centralized Procurement* — new organization working well — continued benefit from new tenders (consumables, packaging, parts, subcontracting), as well as identification of new opportunities — expanding scope to include raw materials and energy Commercial Excellence — establishing target portfolios/account management — focus on strategic collaboration and customer service — process efficiencies through improved cross functional planning and coordination Operational Improvement — slowdown due to some operational disruptions — established detailed plan for relaunch in Q3 Progress to date Pending to target EBITDA 2021 Target ($M) Working Capital 2021 Target ($M) *Includes Centralized Purchasing and Selling, general and administration & corporate overhead reduction (not considering headcount impacts, which are included in Footprint Optimization) Note: Working capital impact measured as days of working capital in last 12 months due to sales variations; not necessarily reflected in the Balance sheet Key drivers Key drivers Inventory reduction — target setting (min/max) — dynamic inventory dashboards to enhance management and reaction time — established supply chain processes and created new roles to optimize results — control process in external warehouse Accounts receivables — target setting — developed analytical tool to support better and faster decision making 100% 80 60 40 20 0 30% 70% 100% 80 60 40 20 0 99& 1% Ferroglobe

Q&A

IV. Appendix – Supplemental Information

APPENDIX Quarterly sales and Adjusted EBITDA 20 Note: The amounts for prior periods have been restated to show the results of the Company’s Spanish hydroelectric plants within (Loss) profit for the period from discontinued operations and therefore these results are also excluded from adjusted EBITDA Adjusted EBITDA Quarterly Sales $ millions Q1 2019 Q2 2019 Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Silicon Metal 147 125 131 137 118 106 115 124 140 158 Silicon Alloys 137 125 104 92 90 61 65 88 104 119 Mn Alloys 122 118 107 100 72 60 55 81 85 97 Other Business 41 41 39 48 31 23 28 28 33 45 Total Revenue 447 409 381 377 311 250 263 321 361 419 03 05 (07) (30) (18) 22 22 06 22 34 Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 20 Ferroglobe

APPENDIX Gross debt at June 30, 2021 21 ($’000) Current Non-current Total balance sheet Less operating leases (1) Less LBP Factoring(2) Gross debt Bank borrowings 85,015 4,871 89,886 (84,761) 5,125 Lease liabilities 8,709 12,995 21,704 (21,009) 695 Debt instruments (5) 10,858 386,060 396,918 396,918 Other financial liabilities 23,732 37,608 61,340 61,340 Total 128,314 441,534 569,848 (21,009) (84,761) 464,078 ($’000) Gross debt Bank borrowings: PGE (3) 5,125 5,125 Finance leases: Other finance leases 695 695 Debt instruments: Principal Senior Notes 350,000 Super Senior Notes 40,000 Debt issuance costs (3,940) Accrued coupon interest 10,858 396,918 Other financial liabilities: Reindus loan 57,151 Canada and other loans (4) 4,189 61,340 Total 464,078 Notes: 1. Operating leases are excluded from the presentation for comparison purposes and to align to the balance sheet prior to IFRS16 adoption. 2. LBP Factoring signed on October 2, 2020, net of issuance costs of $1 million. Other bank loans relates to COVID-19 funding received in France with a supported guarantee from the French Government. 3. Other government loans include primarily COVID-19 funding received in Canada from the Government for $3.0 million. 5. Debt instruments increased in May-21 as a result of the Super Senior Notes issuance. 21 Ferroglobe

THANK YOU www.ferroglobe.com 22 ferroglobe